Exhibit 21.1

Subsidiaries of Wize Pharma, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Wize Pharma Ltd.	Israel

Wizecon Bio, Inc. (wholly owned by Wize Pharma Ltd.)	Delaware

OcuWize Ltd. (wholly owned by Wize Pharma Ltd.)	Israel